Suite 260, 1414 8th Street SW Calgary, Alberta T2R 1J6 Canada Phone: (403) 290-1744 Fax: (403) 266-5732 Website: www.transaktltd.com

July 29, 2008 Securities Exchange Commission Division of Corporation Finance AD11 100 F. Street, N.E. Mail Stop 3720 Washington D.C. 20549-3720

Re: TransAKT, Ltd

Form 20-F for the year ended December 31, 2007 Filed July 30, 2008 File No. 0-50392

Dear Mr. Larry Spirgel:

Thank you for your letter dated July 17, 2008 regarding the Company’s Form 20-F for the year ended December 31, 2007. We are pleased to provide the following responses to the comments raised in your letter:

Form 20-F for the year ended December 31, 2007 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.	We note that your audit report was signed by a California audit firm. We also note that you conduct your operations in Canada, China and Taiwan, your revenues appear to be generated in Canada, China and Taiwan and most of your assets appear to be located outside of the United States. Please tell us where the majority of the audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

Response: The Company’s accounting records are kept at its offices in Canada and Taiwan. The accounting records of the operating companies are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements. The Company’s auditor, Kabani & Company, Inc., employs many Chinese-conversant staff (including US CPAs) at Kabani’s Los Angeles office. Kabani sent the Chinese conversant staff to Taiwan to conduct the audit field work. The accounting records of the shell company are maintained in Canada in English. Kabani & Company sent the staff to do the audit as a regular US company. Therefore, no foreign audit firm assists Kabani in the audit. Kabani performed, supervised, and controlled the complete audit, including audit planning and field work via its own staff.

Consolidated Balance Sheet, page F-2

2.	In future filings, please revise to include your consolidated balance sheet for the comparable prior year, as required by Rule 8-02 of Regulation S-X, Item 8(a) of Form 10-K and item 17(a) of Form 20-F.

Response: In future filings we will include the Company’s consolidated balance sheet for the comparable prior year.

Finally, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above responses substantially address the comments contained in your letter of July 17, 2008, and we look forward to working with you to resolve any further issues.